AUSTRAL PACIFIC ENERGY LTD.
(Cusip No. 052526100; ISIN No. CA 0525261008)
(the “Company”)

FINANCIAL STATEMENTS REQUEST FORM

In accordance with compliance requirements applying to the Company, this request form is sent annually to registered holders and beneficial owners of the Company’s securities, so you may elect to receive a copy of a Company’s annual financial statements and related management discussion and analysis (“MD&A”), or its interim (quarterly) financial statements and related management discussion and analysis (“MD&A”), or both. Please complete the form below if you wish to receive the statement(s) this year.

You will not receive copies of the annual or quarterly financial statements from the Company for the ensuing year if you do not complete and return this form. Copies of all previously issued annual and quarterly financial statements and related MD&A are available to the public on the SEDAR website at www.sedar.com.

In order to benefit the environment by saving paper and to reduce delivery expense, we recommend that you select email as your preferred method of communication and provide your current email address and your consent to electronic notification or delivery. To provide your consent, please complete the Consent to Electronic Communication Form available at www.austral-pacific.com/Corporate/Regulatory Filings/Shareholder e-Delivery/ Holders that return this Request Form requesting notification or delivery via email must, prior to mailing, complete the Consent to Electronic Delivery Form, or the statements will be sent by mail.

I confirm that I am a shareholder of the Company, and request that my name be placed on the Company’s mailing list for quarterly and/or annual financial statements and related MD&A for the current financial year.

PLEASE SELECT ONE OR BOTH of the following options:                   ________     Annual Financial Statements & MD&A

                                                                                                                           ________     Quarterly Financial Statements & MD&A

Name:
(Please Print)

Address:
Street number & name

Suburb, City

Country, Postal Code (if used)

Preferred Method of Delivery: ________     Email; or  ________   Mail

Email address:   ___________________________________________
                                                          (please print clearly)

___________________________________________________
Name and title of person signing if different from name above.

* Signature:                                                                  DATED: __________________, 2006

Please return your completed request form to:

COMPUTERSHARE INVESTOR SERVICES LIMITED
            By Fax: 09 488 8787
            By Hand: Level 2, 159 Hurstmere Road, Takapuna, North Shore City
            By Mail: Private Bag 92119, Auckland
            Auckland 1020
            NEW ZEALAND

* Computershare and the Company respect your privacy and are committed to protecting your information. The personal information you are providing on this form will only be used for its intended purpose (ie to process and implement your request for the current year), and will be handled in accordance with all applicable privacy laws. Your signature on this form is your consent to the above.